Exhibit 8.1

4520 Main Street
Suite 1100
Kansas City, Missouri
64111
816.460.2400 telephone
816.531.7545 fax
www.sonnenschein.com
September 4, 2009
Kansas City Southern de México, S.A. de C.V.
Montes Urales 625
Lomas de Chapultepec
11000 México, D.F.
México

Re:	Kansas City Southern de México, S.A. de C.V. Registration Statement on Form S-4
Ladies and Gentlemen:
     We are issuing this opinion letter in our capacity as special United States legal counsel to Kansas City Southern de México, S.A. de C.V. (the “Company”), a variable capital corporation (sociedad anónima de capital variable) organized under the laws of Mexico, in connection with the proposed offer by the Company to exchange (the “Exchange Offer”) up to $200,000,000 in aggregate principal amount of the Company’s 12 1/2% Senior Notes due 2016 (the “Exchange Notes”) for and in replacement of the Company’s outstanding unregistered $200,000,000 principal amount of 12 1/2% Senior Notes due 2016 (the “Outstanding Notes”), pursuant to a Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (such Registration Statement, as amended or supplemented, is hereinafter referred to as the “Registration Statement”).
     In connection herewith, we have examined the Registration Statement. In addition, we have examined and relied on the originals or copies, certified or otherwise identified to our satisfaction, of such other documents as we have deemed appropriate in order to express the opinions set forth below.

     We hereby confirm that, although the discussion set forth under the caption “Material U.S. Federal Income Taxation” included under the caption “Taxation” in the Registration Statement is a summary of material United States federal income tax consequences of the exchange of Outstanding Notes for Exchange Notes and does not purport to discuss all possible United States federal income tax consequences to holders of Outstanding Notes or Exchange Notes, the statements contained under such caption in the Registration Statement, to the extent they constitute matters of U.S. federal income tax law or legal conclusions with respect thereto, have been reviewed by us, and, in our opinion, are correct in all material respects. Our opinion is conditioned on, among other things, the initial and continuing accuracy of the facts, statements and representations set forth in the Registration Statement.
     The opinion set forth above is based upon the applicable provisions of the Internal Revenue Code of 1986, as amended, the Treasury Regulations promulgated or proposed thereunder, current positions of the Internal Revenue Service (the “IRS”) contained in published revenue rulings, revenue procedures and announcements, existing judicial decisions and other applicable authorities. No tax ruling has been sought from the IRS with respect to any of the matters discussed herein. Unlike a ruling from the IRS, an opinion of counsel is not binding on the IRS. Hence, no assurance can be given that the opinion stated in this letter will not be successfully challenged by the IRS or by a court. We express no opinion concerning any tax consequences of the Exchange Offer except as expressly set forth above.
     We hereby consent to the filing of this opinion as Exhibit 8.1 to the Registration Statement. In giving this consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission promulgated thereunder.
     This opinion is limited to the specific issues addressed herein, and no opinion may be inferred or implied beyond that expressly stated herein. This opinion is rendered on the date hereof and we have no continuing obligation hereunder to inform you of changes of law or fact subsequent to the date hereof or facts of which we have become aware after the date hereof.
Very truly yours,
Sonnenschein Nath & Rosenthal LLP

/s/ Bruce Davison